Exhibit 99.2

Interim Consolidated Financial Statements

(unaudited)

SciVac Ltd.

March 31, 2015

1

SciVac Ltd.

Interim Consolidated Financial Statements

(unaudited)

March 31, 2015

INDEX

Page

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Loss and Comprehensive Loss	4

Interim Consolidated Statements of Changes in Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7-13

- - - - - - - - - -

2

SciVac Ltd.

Interim consolidated statements of loss and comprehensive loss (unaudited)

U.S. dollars in thousands

	Notes	As of March 31, 2015	As of December 31, 2014

CURRENT ASSETS:

Cash and cash equivalents		$303	$393
Trade accounts receivable		168	322
Inventory	3	1,763	1,831
Other current assets		525	480

Total current assets		2,759	3,026

NON-CURRENT ASSETS:

Long-term deposits		96	96
Property and equipment	4	1,700	1,725
Intangible assets	5	424	454

TOTAL ASSETS		$4,979	$5,301

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Trade accounts payable		$441	$445
Deferred revenues	7	1,708	1,704
Other current liabilities	6	1,065	930

Total current liabilities		3,214	3,079

NON-CURRENT LIABILITIES

Liabilities for severance pay, net		32	30
Related parties	7	10,814	9,779
Deferred revenues	7	1,678	1,826

TOTAL LIABILITIES		15,738	14,714

EQUITY

Share capital	8	-	-
Additional paid-in capital		47,303	47,115
OCI reserves		(646)	(948)
Accumulated deficit		(57,416)	(55,580)

Total equity		(10,759)	(9,413)

TOTAL LIABILITIES AND EQUITY		$4,979	$5,301

See accompanying notes

These interim consolidated financial statements were approved on July 17, 2015 by:

“Dr. Curtis Lockshin” (signed)	“James J. Martin” (signed)
Dr. Curtis Lockshin, CEO and Director	James J. Martin, CFO

The accompanying notes are an integral part of these consolidated interim financial statements.

3

SciVac Ltd.

Interim consolidated statements of loss and comprehensive loss (unaudited)

U.S. dollars in thousands, except share and per share information

	Three months ended March 31,
	2015	2014

Revenues	$423	$903
Cost of revenues	750	1016
Gross profit (loss)	(327)	(113)

General, administrative and selling	738	691
Research and development	115	123
Other income	-	-
Operating loss	(1,180)	(927)

Financial expenses	718	186

Loss before tax	(1,898)	(1,113)

Income tax benefit	62	67
Net loss for the period	$(1,836)	$(1,046)

OTHER COMPREHENSIVE INCOME

Items that will not be reclassified subsequently to profit or loss:

Exchange differences resulting from translating the financial statements to the presentation currency	302	21

Total other comprehensive income for the period	302	21

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(1,534)	$(1,025)

Basic and diluted net loss per share	$(1,478)	$(941)

Weighted average number of shares outstanding	1,242	1,112

See accompanying notes

The accompanying notes are an integral part of these consolidated interim financial statements.

4

SciVac Ltd

Interim consolidated statements of changes in equity (unaudited)

U.S. dollars in thousands, except share information

	Number of common shares	Share capital		Additional paid- in capital		OCI reserves	Accumulated deficit	Total Equity

BALANCE AS OF DECEMBER 31, 2014	1,242	$	*)	47,115	$	$(948)	$(55,580)	$(9,413)

Capital contribution in respect of related party loans, net of taxes				188				188
Loss for the period							(1,836)	(1,836)
Other comprehensive loss for the period						302		302

BALANCE AS OF MARCH 31, 2015	1,242		*)	47,303		(646)	(57,416)	(10,759)

BALANCE AS OF DECEMBER 31, 2013	1,112		*)	21,256		(1,969)	(49,908)	(30,621)

Conversion of capital notes to equity			*)	23,972				23,972
Capital contribution in respect of related party loans, net of taxes				202				202
Loss for the period							(1,046)	(1,046)
Other comprehensive income for the period						21		21

BALANCE AS OF MARCH 31, 2014	1,112	$	*)	$45,430		$(1,948)	$(50,954)	$(7,472)

*) represents amount lower than $1

See accompanying notes

The accompanying notes are an integral part of these consolidated interim financial statements.

5

SciVac Ltd.

Interim consolidated statements of cash flows (unaudited)

U.S. dollars in thousands

	Three Months ended March 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period	$(1,836)	$(1,046)

Income and expenses items not involving cash flows
Depreciation and amortization	113	92
Deemed interest on related party loans	222	96
Increase (decrease) in accrued severance pay, net	3	(1)
	339	187

Change in non-cash working capital, net (Note 8)	546	88

Net cash used in operating activities	(951)	(771)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(110)	(164)
Increase in restricted deposits and short-term deposits, net	23	-

Net cash used in by investing activities	(87)	(164)

CASH FLOWS FROM FINANCING ACTIVITIES

Line of credit	-	(34)
Loan from related parties	950	1,085

Net cash provided by financing activities	950	1051

Increase (decrease) in cash and cash equivalents	(88)	116

Cash and cash equivalents at the beginning of the period	$393	$2

Change in cash accounts held in foreign currency	$(2)	$5

Cash and cash equivalents at the end of the period	$303	$123

See accompanying notes

Cash flow information – Note 9

The accompanying notes are an integral part of these consolidated interim financial statements.

6

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 1 – Nature of operations and going concern

a)	SciVac Ltd. (“SciVac” or “the Company”) was incorporated in Israel and commenced operations on April 18, 2005. The Company is a biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products. The Company’s current product is a 3rd generation Hepatitis B vaccine from thawing of working cell bank.

Until February 14, 2012, the Company was a wholly-owned subsidiary of Scigen Ltd. (a Singapore entity) (“SciGen Singapore”). On February 14, 2012, SciGen Singapore sold its shares in SciVac to a new shareholder, FDS Pharma LLP (“FDS”) and FDS also acquired the Company’s debt owed to SciGen Singapore and certain technology for a total consideration of $2,000.

Pursuant to the Share and Debt Purchase agreement (“SDPA”), on October 16, 2012, FDS sold 45% of the Company, to Opko Holdings Israel Ltd. (“OPKO Israel”). On January 1, 2014, OPKO Israel transferred its holdings in SciVac (556 common shares) to OPKO Health Inc. (“OPKO Health”).

On November 5, 2014, SciVac’s board of directors authorized the formation of a wholly owned subsidiary in the United States (“SciVac US”). The Articles of formation of SciVac USA LLC were filed on November 26, 2014.

The Company’s registered and principal office is located at POB 580, Rehovot, Israel.

b)	On November 11, 2014, the Company entered into a term sheet with Levon Resources Ltd. (“Levon”), a Company incorporated in Canada.

Further to the Levon Term Sheet on March 20, 2015, the Company entered into an Arrangement Agreement (“Arrangement Agreement”) with Levon and 1027949 B.C. Ltd. (“Spinco”), whereby upon closing (i) Levon will transfer and assign the assets and liabilities listed in the Arrangement Agreement (except for cash of CAD$ 27 million) to Spinco; (ii) Levon’s current shareholders will hold shares of Spinco as well as an aggregate number of shares of Levon equal to 31.6% on an issued and outstanding basis; (iii) the Company’s current shareholders will transfer their holdings in the Company to Levon and the Company will become a wholly owned subsidiary of Levon; and (iv) the Company’s current shareholders will be issued such number of shares of Levon representing 68.4% of Levon on an issued and outstanding basis.

The Arrangement Agreement was approved by the Board as well as the shareholders of the Company on March 19, 2015. and completed on July 9, 2015 (Note 10). Concurrently, Levon changed its name to SciVac Therapeutics Inc.

c)	The Company has a limited operating history and faces a number of risks, among them: uncertainties regarding demand and market acceptance of the Company’s products, reliance on major customers, the effects of technological changes, competition, and the nature of the Company’s distribution channels.

The Company anticipates that it will continue to incur significant operating costs and losses in connection with the development of its products and with increased business development efforts.

The Company has an accumulated deficit of $ 57,416 as of March 31, 2015 and negative cash flows from operating activities of $ 951 for the three months ended March 31, 2015. The Company does not have sufficient resources to carry out its principal activities without financial support from its shareholders and it is dependent upon future and continuous financing from its shareholders. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

7

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 2 – Significant accounting policies

a)	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2014.

We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2014.

b)	Basis of measurement

These interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities that are measured at fair value. The currency of the primary economic environment in which the Company’s operations are conducted is the Israeli New Shekel (“NIS”) which is determined to be its functional currency. The Company’s results and financial position are translated into its presentation currency, the U.S. dollar.

c)	New standards, interpretations and amendments

New and revised IFRSs in issue but not yet effective

●	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company believes that the amendments to IFRS 9 are not expected to have a material impact on its consolidated financial statements.

●	IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

8

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Company has yet to determine if the implementation of IFRS15 will result in a significant impact on its financial statements.

Note 3 – Inventory

	As of March 31, 2015	As of December 31, 2014

Finished goods	108	62
Work-in-process	596	632
Raw materials	1,059	1,137
	1,763	1,831

Note 4 – Property and equipment

	Furniture and office equipment	Machinery and equipment	Computer equipment	Leasehold improvements	Total
As of March 31, 2015
Cost:
Balance as of 1/1/15	41	752	70	1,751	2,614
Additions		108	5	1	114
Balance as of 31/3/15	41	860	75	1752	2,728

Accumulated depreciation:
Balance as of 1/1/15	(7)	(148)	(30)	(585)	(770)
Depreciation current period	(1)	(27)	(6)	(67)	(101)
Balance as of 31/3/15	(8)	(175)	(36)	(652)	(871)

Net balance as of 31/3/15	33	685	39	1,100	1,857
Currency translation adjustments					(157)
Net balance after translation adjustments					1,700

As of December 31, 2014
Cost:
Balance as of 1/1/14	33	229	39	1,395	1,696
Additions	8	523	31	356	918
Balance as of 31/12/14	41	752	70	1,751	2,614

Accumulated depreciation:
Balance as of 1/1/14	(4)	(87)	(12)	(337)	(440)
Depreciation for the year	(3)	(61)	(18)	(248)	(330)
Balance as of 31/12/14	(7)	(148)	(30)	(585)	(770)

Net balance as of 31/12/14	34	604	40	1,166	1,844
Currency translation adjustments					(119)
Net balance after translation adjustments					1,725

9

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 5 – Intangible assets

	As of March 31, 2015	As of December 31, 2014

Cost:	554	567
License	89	91
Intellectual property	643	658

Less - accumulated amortization	(219)	(204)

Net book value	424	454

Note 6 – Other current liabilities

	As of March 31, 2015	As of December 31, 2014

Accrued expenses	855	354
Employees and payroll accruals	-	312
Government authorities	210	264
	1,065	930

Note 7 – Related parties

a)   Transactions with related parties

	Three months ended March 31,
	2015	2014
Revenue	312	573
Financial expenses	370	96

b)   Balances with related parties

	As of March 31, 2015	As of December 31, 2014
Loans	10,281	9,265
Capital Note	533	514
Short- term deferred revenue	1,708	1,704
Long- term deferred revenue	1,678	1,826

10

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

c)   Related details

i.	In the three months ended March 31, 2015, the Company received loans from its shareholders and their affiliates in the amount of approximately $950. These loans either bear no interest or bear interest at the rate of 4.5% per annum. The loans are repayable within one year from date of receipt but are automatically extended for an additional year unless otherwise agreed between the parties. The Company calculated the fair value of the deemed interest on these loans in the amount of $700 which was recorded as deduction of the loan amount (to be expensed over the term of the loan) and a corresponding increase in equity.

ii.	Pursuant to the Share and Debt Purchase Agreement dated June 5, 2012, by and between the Company, FDS, OPKO Israel, Opko Cayman and OPKO Health (the “SDPA”), on October 16, 2012, OPKO Israel acquired 45% stock ownership in the Company from FDS and OPKO Inc. acquired half of the debt that the Company owes FDS. On October 16, 2012, the Company also entered into an Assignment and Assumption Agreement with FDS and SciGen Singapore (the “Assignment and Assumption Agreement”), the Company acquired the rights to the license from FDS and therefore assumed all of FDS’s obligations vis-à-vis SciGen Singapore under (a) the License Agreement between SciGen Singapore and Savient Pharmaceuticals Inc. (“Savient”), and (b) the Assignment Agreement between FDS and SciGen Singapore dated February 14, 2012 (the “Assignment Agreement”). The License Agreement was assigned by Savient to Ferring International Center S.A. (“Ferring”) on July 18, 2005. Included among these obligations is the requirement to pay SciGen Singapore the sum of $1,500 in addition to the $150 already remitted to SciGen Singapore by FDS. The FV of the license as determined by an independent appraiser was $578 and the difference ($1072) between the FV and the amount paid to Sci Gen on behalf of FDS was accounted for as a reduction of equity.

iii.	As part of the SDPA, the Company and SciGen Singapore entered into a Pledge Agreement and a Debenture-Floating Charge, both a fixed charge and a floating charge were recorded on the Company’s assets until the entire $1,500 has been remitted to SciGen Singapore. The payment was completed during 2013.

Until February 14, 2012 the related party loan was linked to the Singapore Dollar. This loan was converted into a capital note and issued to FDS on June 12, 2012 and upon the closing of the SDPA, the Company cancelled such capital note and replaced it with capital notes in the amount of $1,207 and NIS 59,979 thousands ($15,419) to each of FDS and OPKO Inc. In addition, the Company undertook remission of $75 to each of FDS and OPKO Israel, in order to repay the amount already remitted by FDS to Ferring under the License Agreement. Since the capital notes with the related parties do not include any interest, the Company calculated the fair value of the deemed interest (approximately $ 13,000 net of income taxes, and reflected it as a discount from the capital notes (to be expensed over the term of the capital notes) with a corresponding credit to additional paid-in capital.

On January 1, 2014 (a) OPKO Israel transferred its 556 common shares of SciVac to OPKO Health; (b) OPKO Cayman assigned the capital notes issued to it to OPKO Health.

iv.	On January 1, 2014 the capital notes held by FDS and OPKO Health in the total amount of $2,414 and NIS 119,958 thousands (carrying amount of $23,972) were converted into additional paid-in capital.

v.	On November 15, 2012, the Company entered into separate loan agreements with each of FDS and OPKO Inc. (the “Lenders”), pursuant to which each of the Lenders remitted a loan in the amount of $300 due on November 14, 2013. The loans repayment date is automatically extended, each time for one additional year. The loans bear interest at a rate of 7% per annum.

11

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

vi.	The Company entered into two agreements with Open Joint Stock Company (“OJSC Pharmsynthez”), an affiliated entity of FDS:

●	Exclusive Distribution Agreement between OJSC Pharmsynthez and the Company, dated December 29, 2014.

●	Material Transfer Agreement between the Company, Pharmsynthez OSO and Ferring, dated April 14, 2014.

vii.	On June 19, 2014, the Company entered into a Share Purchase and Loan Agreement with HS Contrarian Investments, LLC (“Contrarian”) and Greenstone Capital, LLC (“Greenstone”), pursuant to which each of Contrarian and Greenstone purchased 56 common shares of the Company and received a capital note in the amount of $500 each bearing no interest. The repayment date has not yet been determined but it will not be prior to five years from the date of the capital note of the consideration received $471 was allocated to capital notes using an effective rate of approximately 15%. The balance of $529 was credited to equity. Following this agreement, the current shareholders of the Company are OPKO Health, FDS, Contrarian and Greenstone. Each of OPKO Health and FDS hold approximately 45% of the Company on a fully diluted basis and each of Contrarian and Greenstone hold approximately 5%.

Note 8 – Share capital

The Company is authorized to issue 100,000 common shares with a par value of NIS 1. On June 30, 2015, the shareholders of the Company approved a 1:100 share split such that following the share split the authorized share capital of the Company consists of NIS 100,000 (One Hundred Thousand New Israeli Shekels) divided into 10,000,000 (Ten Million) common shares with a par value of NIS 0.01.

Note 9 – Cash flow information

Change in non-cash working capital

	Three Months ended 31 March
	2015	2014
Increase in trade account receivable	148	280
Decrease in inventory	27	31
Increase in other current assets	(79)	(251)
Decrease (increase) in other long-term assets	(2)	18
Increase (decrease) in related parties	357	(457)
Increase (decrease) in trade account payable	2	151
Increase (decrease) in other current liabilities	(108)	316
Increase in deferred revenues	201	-
	546	88

Non-cash transactions

Capital contribution in respect of related party loans (net of income taxes) in the amount of $188 and $202 for the three months ended March 31, 2015 and 2014, respectively.

12

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

March 31, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 10 – Subsequent events

a)	The Company received loans from or on behalf of OPKO Health on April 30, May 21, 2015 and June 29, 2015, in the amounts of $450, $425 and $200, respectively. The loans bear interest of 4.5% per annum. The loans are due one year from date of remittance but are automatically extended, each time for one additional year, unless otherwise agreed in writing by the parties.

b)	On April 20, 2015, the Company entered into a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which, CLS has granted to SciVac, effective as of the completion of the Arrangement (the “Effective Time”), an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications, including, without limitation, the prevention and treatment of graft-versus-host disease (“GVHD”) using the DNASE technology (collectively, the “Licensed Technology”).

Pursuant to the CLS License Agreement, SciVac agreed to issue to CLS a number of common shares of SciVac, which, at the Effective Time, will become immediately exchangeable pursuant to the Arrangement for common shares of Levon which will result in approximately 19.5% of Levon immediately following completion of the Arrangement.

SciVac may terminate the CLS License Agreement at any time by providing CLS 30 days’ notice. The CLS License Agreement is not otherwise terminable by either party, other than in the case of an uncured material breach by the other party, the granting of a winding-up order in respect of the other party or upon certain events of bankruptcy or insolvency. The CLS License Agreement additionally includes certain customary confidentiality and indemnification provisions.

c)	On June 30, 2015 and On July 8, 2015, FDS entered into two separate share purchase agreements whereby it transferred a total of 36,472 common shares of the Company (post-split, see Note 8 above).

d)	On July 8, 2015, the Board authorized the issuance of 10,348 common shares to various advisors for services provided to the Company’s shareholders in connection with the Arrangement Agreement.

e)	On July 9, 2015, the transaction as contemplated under the Arrangement Agreement (Note 1(b)) was consummated. As part of this transaction, except for the following loans remitted by OPKO Health, all loans plus the accrued interest thereon were assigned to Levon. The following loans were not assigned: $400, $450, $425 and $200 remitted on March 24, 2015, April 30, 2015, May 21, 2015 and June 29, 2015, respectively. In addition the outstanding capital notes were assigned to Levon. See Note 7(c)(vii).

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